CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Mr. Raj Rajan

Mail Stop 4720

Re:	Detonics Small Arms Limited

Form 10-K for Fiscal Year Ended

December 31, 2008

Filed March 13, 2009

File No. 002-71136

Dear Mr. Rajan,

We have submitted a 10K/A filing with corrections and additions to the Detonics Small Arms Limited 2008 10K filing.

This letter sets forth the responses of Detonics Small Arms Limited Partnership to each of the comments contained in the letter dated November 19, 2009 from the staff of the Securities and Exchange Commission.

For your convenience, the text of the your comments is set forth below, followed in each case by the Partnership’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A: Controls and Procedures, page 5

1. We note that as of December 31, 2008, you concluded that your disclosure controls and procedures were effective.  In connection with the comment below, we note that you did not include management’s report on internal control over financial reporting.  Please tell us how this omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

RESPONSE:   In connection with the failed disclosure described above management reviewed the facts and circumstances related to the identification and correction of the failed disclosure. Management determined that the failed disclosure was not a material weakness in the system of disclosure controls. However, the Partnership did re-evaluate the controls surrounding its securities disclosure. Upon re-evaluation, the Partnership decided that management would consult with legal counsel prior to filing its reports under the Exchange Act to ensure that all required disclosure are included in such filings.

We have revised Item 9A of our Form 10-K to disclose management’s revised conclusion that there was a failure in our disclosure controls and procedures but that such failure was not a material weakness.

2. Please amend your filing to include management’s report on internal controls over financial reporting in accordance with Item 308T of Regulation S-K.

RESPONSE: We have included management’s report on internal controls over financial reporting per Item 308T as requested.

Section 302 Certification

3. Please revise to provide Section 302 Certifications that are individually signed by your principal executive officer and principal financial officer.  Refer to Item 601(31) of Regulation S-K.

RESPONSE: We have provided new Section 302 Certifications signed by both the Partnership’s principal executive officer and principle financial officer as requested.  It should be noted that the same individual serves as both the principal executive officer and principle financial officer.

Section 906 Certification

4. We note your Section 906 Certification makes reference to an Annual Report on Form 10-K for the year ended December 31, 2005.  Please revise your certification to appropriately reference the year ended December 31, 2008.

RESPONSE: We have revised our Section 906 Certification to indicate that the Certification is for the year ended 2008 as requested.

We also provide the following statements acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosures  in the filing;

Staff comments or changes to disclosure in response to staff comments do nor foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 425-746-6761 if you have any questions.

Best regards,

Michel E. Maes

Managing General Partner, Chief Executive Officer and Chief Financial Officer.

Detonics Small Arms Limited